                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                Amendment No. 1



                      Applied Analytical Industries, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   037939105
                     -----------------------------------
                                (CUSIP Number)


                           DAVID J. GREENWALD, ESQ.
                             GOLDMAN, SACHS & CO.
                                85 BROAD STREET
                           NEW YORK, NEW YORK  10004
                                (212) 902-1000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 June 5, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(1) (3) or (4), check the following box:
                                                                     ------


                               Page 1 of 21 Pages

---------------------------
CUSIP NO.
037939105
---------------------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Goldman Sachs Group, L.P.

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

                                                                (a)
                                                                    ------
                                                                (b)
                                                                    ------
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds


--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
                                                                    ------
--------------------------------------------------------------------------------
6.       Citizenship or place of Organization

               Delaware
--------------------------------------------------------------------------------
Number of                    7.       Sole Voting Power
Shares
Beneficially                            0
Owned By                   -----------------------------------------------------
Each                         8.       Shared Voting Power
Reporting
Person With                             2,579,976
                           -----------------------------------------------------
                             9.       Sole Dispositive Power

                                        0
                           -----------------------------------------------------
                             10.      Shared Dispositive Power

                                        2,579,976
                           -----------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

               2,579,976
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

               15.8%
--------------------------------------------------------------------------------
14.      Type of Reporting Person

                HC-PN
--------------------------------------------------------------------------------


                               Page 2 of 21 Pages

---------------------------
CUSIP NO.
037939105
---------------------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

                                                                (a)
                                                                   ------
                                                                (b)
                                                                   ------
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds

               WC
--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                             X
                                                                   ------
--------------------------------------------------------------------------------
6.       Citizenship or place of Organization

               New York
--------------------------------------------------------------------------------
Number of                    7.       Sole Voting Power
Shares
Beneficially                            0
Owned By                   -----------------------------------------------------
Each                         8.       Shared Voting Power
Reporting
Person With                             2,579,976
                           -----------------------------------------------------
                             9.       Sole Dispositive Power

                                        0
                           -----------------------------------------------------
                             10.      Shared Dispositive Power

                                        2,579,976
                           -----------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

               2,579,976
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)

               15.8%
--------------------------------------------------------------------------------
14.      Type of Reporting Person

                BD-PN-IA
--------------------------------------------------------------------------------


                               Page 3 of 21 Pages

---------------------------
CUSIP NO.
037939105
---------------------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         GS Capital Partners II, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

                                                                (a)
                                                                   -----
                                                                (b)
                                                                   -----
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds

               WC
--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.       Citizenship or place of Organization

               Delaware
--------------------------------------------------------------------------------
Number of                    7.       Sole Voting Power
Shares
Beneficially                            0
Owned By                   -----------------------------------------------------
Each                         8.       Shared Voting Power
Reporting
Person With                             1,428,549
                           -----------------------------------------------------
                             9.       Sole Dispositive Power

                                        0
                           -----------------------------------------------------
                             10.      Shared Dispositive Power

                                        1,428,549
                           -----------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

               1,428,549
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)

               8.8%
--------------------------------------------------------------------------------
14.      Type of Reporting Person

                PN
--------------------------------------------------------------------------------


                               Page 4 of 21 Pages

---------------------------
CUSIP NO.
037939105
---------------------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         GS Capital Partners II Offshore, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

                                                                (a)
                                                                   -----
                                                                (b)
                                                                   -----
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds

               WC
--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
                                                                    ------
--------------------------------------------------------------------------------
6.       Citizenship or place of Organization

               Cayman Islands
--------------------------------------------------------------------------------
Number of                    7.       Sole Voting Power
Shares
Beneficially                            0
Owned By                   -----------------------------------------------------
Each                         8.       Shared Voting Power
Reporting
Person With                             567,908
                           -----------------------------------------------------
                             9.       Sole Dispositive Power

                                        0
                           -----------------------------------------------------
                             10.      Shared Dispositive Power

                                        567,908
                           -----------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

               567,908
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)

               3.5%
--------------------------------------------------------------------------------
14.      Type of Reporting Person

                PN
--------------------------------------------------------------------------------


                               Page 5 of 21 Pages

---------------------------
CUSIP NO.
037939105
---------------------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         GS Capital Partners II (Germany) Civil Law Partnership (with limitation of liability)
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

                                                                (a)
                                                                   -----
                                                                (b)
                                                                   -----
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds

               WC
--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
                                                                  -----
--------------------------------------------------------------------------------
6.       Citizenship or place of Organization

               Germany
--------------------------------------------------------------------------------
Number of                    7.       Sole Voting Power
Shares
Beneficially                            0
Owned By                   -----------------------------------------------------
Each                         8.       Shared Voting Power
Reporting
Person With                             52,691
                           -----------------------------------------------------
                             9.       Sole Dispositive Power

                                        0
                           -----------------------------------------------------
                             10.      Shared Dispositive Power

                                        52,691
                           -----------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

               52,691
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)

               .3%
--------------------------------------------------------------------------------
14.      Type of Reporting Person

                PN
--------------------------------------------------------------------------------


                               Page 6 of 21 Pages

---------------------------
CUSIP NO.
037939105
---------------------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         GS Advisors, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

                                                                (a)
                                                                   -----
                                                                (b)
                                                                   -----
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds


--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
                                                                  -----
--------------------------------------------------------------------------------
6.       Citizenship or place of Organization

               Delaware
--------------------------------------------------------------------------------
Number of                    7.       Sole Voting Power
Shares
Beneficially                            0
Owned By                   -----------------------------------------------------
Each                         8.       Shared Voting Power
Reporting
Person With                             1,428,549
                           -----------------------------------------------------
                             9.       Sole Dispositive Power

                                        0
                           -----------------------------------------------------
                             10.      Shared Dispositive Power

                                        1,428,549
                           -----------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

               1,428,549
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

               8.8%
--------------------------------------------------------------------------------
14.      Type of Reporting Person

                PN
--------------------------------------------------------------------------------

                               Page 7 of 21 Pages

---------------------------
CUSIP NO.
037939105
---------------------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         GS Advisors II (Cayman), L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

                                                                (a)
                                                                   -----
                                                                (b)
                                                                   -----
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds


--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
                                                                  -----
--------------------------------------------------------------------------------
6.       Citizenship or place of Organization

               Cayman Islands
--------------------------------------------------------------------------------
Number of                    7.       Sole Voting Power
Shares
Beneficially                            0
Owned By                   -----------------------------------------------------
Each                         8.       Shared Voting Power
Reporting
Person With                             567,908
                           -----------------------------------------------------
                             9.       Sole Dispositive Power

                                        0
                           -----------------------------------------------------
                             10.      Shared Dispositive Power

                                        567,908
                           -----------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

               567,908
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

               3.5%
--------------------------------------------------------------------------------
14.      Type of Reporting Person

                PN
--------------------------------------------------------------------------------

                               Page 8 of 21 Pages

---------------------------
CUSIP NO.
037939105
---------------------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Goldman, Sachs & Co. oHG
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

                                                                (a)
                                                                   -----
                                                                (b)
                                                                   -----
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds


--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
                                                                  -----
--------------------------------------------------------------------------------
6.       Citizenship or place of Organization

               Germany
--------------------------------------------------------------------------------
Number of                    7.       Sole Voting Power
Shares
Beneficially                            0
Owned By                   -----------------------------------------------------
Each                         8.       Shared Voting Power
Reporting
Person With                             52,691
                           -----------------------------------------------------
                             9.       Sole Dispositive Power

                                        0
                           -----------------------------------------------------
                             10.      Shared Dispositive Power

                                        52,691
                           -----------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

               52,691
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

               .3%
--------------------------------------------------------------------------------
14.      Type of Reporting Person

                PN
--------------------------------------------------------------------------------


                               Page 9 of 21 Pages

                              AMENDMENT NO. 1 TO
                              ------------------
                                 SCHEDULE 13D
                        RELATING TO THE COMMON STOCK OF
                      APPLIED ANALYTICAL INDUSTRIES, INC.


     GS Capital Partners II, L.P. ("GSCP"), GS Capital Partners II Offshore, L.P. ("GSCP II Offshore"), GS Capital Partners II (Germany) C.L.P. ("GSCP II Germany" and, together with GSCP and GSCP II Offshore, "GSCP II"), GS Advisors, L.P. ("GS Advisors"), GS Advisors II (Cayman), L.P. ("GS Advisors Cayman"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and, together with GSCPII, GS Advisors, GS Advisors Cayman, GS oHG and Goldman Sachs, the "Reporting Persons")/1/* hereby amend and supplement the statement on Schedule 13D filed with respect to the common stock, par value $.001 per share (the "Common Stock"), of Applied Analytical Industries, Inc., a Delaware corporation (the "Company"), dated September 30, 1996 (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the Schedule 13D.

     This Amendment No. 1 is being filed to report an increase in the percentage of the outstanding shares of Common Stock beneficially owned by the Filing Persons, which change resulted from an increase in the number of Shares held in client accounts managed by Goldman Sachs ("Managed Accounts").

     Item 2.   Identity and Background.
               -----------------------

     Item 2 is hereby amended and restated as follows:

     Each of GSCP, a Delaware limited partnership, GSCP II Offshore, a Cayman Islands exempted limited partnership, and GSCP II Germany, a German civil law partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. GS Advisors, a Delaware limited partnership, is the sole general partner of GSCP. GS Advisors Cayman, a Cayman Islands exempted limited partnership, is the sole general partner of GSCP II Offshore. GS oHG is the sole managing partner of GSCP II Germany.

     Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. GS Group, one of the general partners of Goldman Sachs, owns a 99% interest in Goldman Sachs. GS Group is a Delaware limited partnership and a holding partnership that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The other general partner of Goldman Sachs is The Goldman, Sachs & Co. L.L.C., a Delaware limited liability company ("GS L.L.C."), which is a wholly owned subsidiary of GS Group and The Goldman Sachs Corporation, a Delaware corporation ("GS Corp."). GS Corp. is the sole general partner of GS Group. The principal business address of each of Goldman Sachs, GS Group, GS Corp., GS L.L.C., GSCP and GS Advisors is 85 Broad Street, New York, NY 10004. The principal business address of each of GSCP II Offshore and GS Advisors Cayman is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address of each of GSCP II Germany and GS oHG is Messeturm Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Germany.

     The name, business address, present principal occupation or employment and citizenship of each director of GS Corp. and GS L.L.C. and of each member of the executive committees of GS Corp., GS L.L.C., GS Group and Goldman Sachs are set forth in Schedule I hereto and are incorporated herein by reference.




------------------
* Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934.

                              pages 10 of 21 pages

     The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GS Advisors, Inc. and GS Advisors II, Inc., each a Delaware corporation and the sole general partner of GS Advisors and GS Advisors Cayman, respectively, are set forth in Schedules II-A-i and II-A-ii hereto, respectively, and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each managing director of Goldman, Sachs & Co. Finanz GmbH which is the general partner of oHG are set forth in Schedule II-B hereto and are incorporated herein by reference.

     During the last five years, none of the Filing Persons, or to the knowledge of each of such Filing Persons, any of the persons listed on Schedule I, II-A-i, II-A-ii or II-B hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------
     Item 5 is hereby amended and restated as follows:

        (a) As of June 24, 1997, GSCP beneficially owned, and GS Advisors may be deemed to beneficially own, an aggregate of 1,428,549 shares of Common Stock, representing in the aggregate approximately 8.8% of the shares of Common Stock reported to be outstanding as of May 15, 1997 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997).

        As of June 24, 1997, GSCP II Offshore beneficially owned, and GS Advisors Cayman may be deemed to beneficially own, an aggregate of 567,908 shares of Common Stock representing approximately 3.5% of the shares of Common Stock reported to be outstanding as of May 15, 1997 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997).

        As of June 24, 1997, GSCP II Germany beneficially owned, and GS oHG may be deemed to beneficially own, an aggregate of 52,691 shares of Common Stock, representing in the aggregate approximately 0.3% of the shares of Common Stock reported to be outstanding as of May 15, 1997 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997).

        As of June 24, 1997, each of Goldman Sachs and GS Group may be deemed to beneficially own an aggregate of 2,579,976 shares of Common Stock including (i) the shares of Common Stock beneficially owned by GSCP II described above, (ii) 227,684 shares of Common Stock held by certain other limited partnerships of which affiliates of Goldman Sachs and GS Group are the general partner or managing general partner (together with GSCP II, the "Limited Partnerships"),
(iii) 266 shares of Common Stock acquired in ordinary course trading activities, and (iv) 302,878 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 15.8% of the Common Stock reported to be outstanding as of May 15, 1997 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997).

         Goldman Sachs and GS Group each disclaim beneficial ownership of shares of Common Stock held in Managed Accounts or through the Limited Partnerships to the extent interests therein are held by persons other than Goldman Sachs, the GS Group, or their affiliates. None of the Filing Persons, and, to the knowledge of each of the Filing Persons, none of the Limited Partnerships that is not a Filing Person, beneficially owns any shares of Common Stock other than as set forth herein.

        (b) Each Filing Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in the second through ninth pages of this filing.

        (c) Schedule IV set forth transactions in the Common Stock which have been effected during the 60 day period from April 6, 1997 through June 24, 1997, all of which were effected in the ordinary course of business of Goldman Sachs. Except for the privately negotiated acquisition of 277,778 shares of Common Stock for Managed Accounts effected on June 5, 1997, the transactions in the Common Stock, described in Schedule IV, were effected in the NASDAQ National Market. The total consideration (exclusive of commissions) for the shares of Common Stock purchased during this period was approximately $6,768,021.75.

        Except as set forth on Schedule IV, no transactions in the Common Stock were effected by Filing Persons, or to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii or II-B hereto, during the period from April 6, 1997 through June 24, 1997.

        (d) No other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

        (e) Not applicable.



                              page 11 of 21 pages

                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 1997


                             GOLDMAN, SACHS & CO.

                             By: /s/Richard A. Friedman
                                 -------------------------------
                             Name:  Richard A. Friedman
                             Title: Managing Director


                             THE GOLDMAN SACHS GROUP, L.P.
                             By: The Goldman Sachs Corporation,
                                 its general partner

                             By: /s/Richard A. Friedman
                                 -------------------------------
                             Name:  Richard A. Friedman
                             Title: Executive Vice President


                             GS CAPITAL PARTNERS II, L.P.
                             By: GS Advisors, L.P., its general partner
                             By: GS Advisors, Inc., its general partner

                             By: /s/Richard A. Friedman
                                 -------------------------------
                             Name:  Richard A. Friedman
                             Title: President


                             GS CAPITAL PARTNERS II OFFSHORE, L.P.
                             By: GS Advisors II (Cayman), L.P., its general
                                 partner
                             By: GS Advisors II, Inc., its general partner

                             By: /s/Richard A. Friedman
                                 -------------------------------
                             Name:  Richard A. Friedman
                             Title: President

                             GS CAPITAL PARTNERS II (GERMANY) CIVIL LAW
                             PARTNERSHIP (with limitation of liability)
                             By: Goldman, Sachs & Co. oHG, its managing
                                 partner

                             By: /s/Richard A. Friedman
                                 -------------------------------
                             Name:  Richard A. Friedman
                             Title:  Attorney-in-Fact


                             GS ADVISORS, L.P.
                             By: GS Advisors, Inc., its general partner

                             By: /s/Richard A. Friedman
                                 -------------------------------
                             Name:  Richard A. Friedman
                             Title:  President


                             GS ADVISORS II (CAYMAN), L.P.
                             By: GS Advisors II, Inc., its general partner

                             By: /s/Richard A. Friedman
                                 -------------------------------
                             Name:  Richard A. Friedman
                             Title:  President


                             GOLDMAN, SACHS & CO. oHG
                             By: Goldman, Sachs & Co. Finanz GmbH, its
                                 managing partner

                             By: /s/Richard A. Friedman
                                 -------------------------------
                             Name:  Richard A. Friedman
                             Title:  Attorney-in-Fact

                                   SCHEDULE I
                                   ----------


          The name of each director of The Goldman Sachs Corporation and The Goldman, Sachs & Co. L.L.C. and of each member of the executive committees of The Goldman Sachs Corporation, The Goldman Sachs & Co. L.L.C., The Goldman Sachs Group, L.P. and Goldman, Sachs & Co. is set forth below.

          The business address of each person listed below except John A. Thain and John L. Thornton is 85 Broad Street, New York, NY 10004. The business address of John A. Thain and John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is as a managing director of Goldman, Sachs & Co. or another Goldman Sachs operating entity and as a member of the executive committee.


     Jon Z. Corzine

     Henry M. Paulson, Jr.

     Roy J. Zuckerberg

     Robert J. Hurst

     John A. Thain

     John L. Thornton

                                SCHEDULE II-A-i
                                ---------------


     The name, position and present principal occupation of each director and executive officer of GS Advisors, Inc., the sole general partner of GS Advisors, L.P., which is the sole general partner of GS Capital Partners II, L.P., are set forth below.

     The business address for all the executive officers and directors listed below except Henry Cornell is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong.

     All executive officers and directors listed below are United States citizens.

Name                           Position          Present Principal Occupation
----                           --------          ----------------------------
Richard A. Friedman    Director/President        Managing Director of
                                                 Goldman, Sachs & Co.

Terence M. O'Toole     Director/Vice President   Managing Director of
                                                 Goldman, Sachs & Co.

Carla H. Skodinski     Vice President/Secretary  Vice President of
                                                 Goldman, Sachs & Co.

Elizabeth S. Cogan     Treasurer                 Vice President of
                                                 Goldman, Sachs & Co.

Joseph H. Gleberman    Director/ Vice President  Managing Director of
                                                 Goldman, Sachs & Co.

Henry Cornell          Vice President            Managing Director of
                                                 Goldman Sachs (Asia) L.L.C.

Barry S. Volpert       Director/Vice President   Managing Director of
                                                 Goldman, Sachs & Co.

Eve M. Gerriets        Vice                      Vice President of
                       President/Assistant       Goldman, Sachs & Co.
                       Secretary

David J. Greenwald     Assistant Secretary       Vice President of
                                                 Goldman, Sachs & Co.

C. Douglas Fuge        Assistant Treasurer       Vice President of
                                                 Goldman, Sachs & Co.

                                SCHEDULE II-A-ii
                                ----------------


     The name, position and present principal occupation of each director and executive officer of GS Advisors II, Inc., the sole general partner of GS Advisors II (Cayman), L.P., which is the sole general partner of GS Capital Partners II Offshore, L.P., are set forth below.

     The business address for all the executive officers and directors listed below except Henry Cornell is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong.

     All executive officers and directors listed below are United States citizens.

Name                           Position          Present Principal Occupation
----                           --------          ----------------------------
Richard A. Friedman    Director/President        Managing Director of
                                                 Goldman, Sachs & Co.

Terence M. O'Toole     Director/Vice President   Managing Director of
                                                 Goldman, Sachs & Co.

Carla H. Skodinski     Vice President/Secretary  Vice President of
                                                 Goldman, Sachs & Co.

Elizabeth S. Cogan     Treasurer                 Vice President of
                                                 Goldman, Sachs & Co.

Joseph H. Gleberman    Director/ Vice President  Managing Director of
                                                 Goldman, Sachs & Co.

Henry Cornell          Vice President            Managing Director of
                                                 Goldman Sachs (Asia) L.L.C.

Barry S. Volpert       Director/Vice President   Managing Director of
                                                 Goldman, Sachs & Co.

Eve M. Gerriets        Vice                      Vice President of
                       President/Assistant       Goldman, Sachs & Co.
                       Secretary

David J. Greenwald     Assistant Secretary       Vice President of
                                                 Goldman, Sachs & Co.

C. Douglas Fuge        Assistant Treasurer       Vice President of
                                                 Goldman, Sachs & Co.

                                 SCHEDULE II-B
                                 -------------



     The name, position and present occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the general partner of Goldman, Sachs & Co. oHG are set forth below.

     The business address for Paul M. Achleitner and Ernst Tschoeke is MesseTurm, 60308 Frankfurt am Main, Germany. The business address for Philip D. Murphy is 3 Garden Road, Hong Kong.

     Of the directors and executive officers listed below, Philip D. Murphy is a United States citizen, Paul M. Achleitner is a citizen of Austria, and Ernst Tschoeke is a citizen of Germany.


Name                      Position       Present Principal Occupation
----                      --------       ----------------------------

Paul M. Achleitner    Managing Director  Managing Director of
                                         Goldman, Sachs & Co. oHG

Philip D. Murphy      Managing Director  Managing Director of
                                         Goldman, Sachs & Co. oHG

Ernst Tschoeke        Managing Director  Director of
                                         Goldman, Sachs & Co. oHG

                                  SCHEDULE III
                                  ------------



     In settlement of Securities and Exchange Commission Administrative Proceeding File No. 3-7646 In the Matter of the Distribution of Securities Issued by Certain Government Sponsored Enterprises, Goldman, Sachs & Co. (the "Firm"), along with numerous other securities firms, without admitting or denying any of the findings of the Securities and Exchange Commission (the "SEC") consented to the entry of an Order, dated January 16, 1992. The SEC found that the Firm, in connection with its participation in the primary distributions of certain unsecured debt securities issued by Government Sponsored Enterprises ("GSEs"), made and kept certain records that did not accurately reflect the Firm's customers' orders for GSEs' securities and/or offers, purchases or sales by the Firm of the GSEs' securities effected by the Firm in violation of Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and 17 C.F.R. Sections 240.17a-3 and 240.17a-4.

     The Firm was ordered to cease and desist from committing or causing future violations of the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs, pay a civil money penalty to the United States Treasury in the amount of $100,000 and maintain policies and procedures reasonably designed to ensure the Firm's future compliance with the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs.

     In Securities and Exchange Commission Administrative Proceeding File No. 3-8282 In the Matter of Goldman, Sachs & Co., the Firm, without admitting or denying any of the SEC's allegations, settled administrative proceedings involving alleged books and records and supervisory violations relating to eleven trades of U.S. Treasury securities in the secondary markets in 1985 and 1986. The SEC alleged that the Firm had failed to maintain certain records required pursuant to Section 17(a) of the Exchange Act and had also failed to supervise activities relating to the aforementioned trades in violation of
Section 15(b)(4)(E) of the Exchange Act.

     The Firm was ordered to cease and desist from committing or causing any violation of the aforementioned sections of the Exchange Act, pay a civil money penalty to the SEC in the amount of $250,000 and establish policies and procedures reasonably designed to assure compliance with Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.

                                  SCHEDULE IV
                      Applied Analytical Industries, Inc.
                              Cusip No. 037939105

                                                                    Settlement
                                                                    ----------
  Purchases      Sales             Price          Trade Date           Date
  ---------      -----             -----          ----------           ----
                 38,520            13.875          29-Apr-97         2-May-97
                  1,000            13.100          29-Apr-97         2-May-97
    38,520                         13.875          29-Apr-97         2-May-97
                  1,000            13.875          29-Apr-97         2-May-97
     1,000                         13.250          29-Apr-97         2-May-97
     1,000                         12.500          29-Apr-97         2-May-97
                  1,000            12.250          29-Apr-97         2-May-97
                    200            12.375          29-Apr-97         2-May-97
                    150            12.750          29-Apr-97         2-May-97
                  5,000            13.000          29-Apr-97         2-May-97
       300                         11.750          29-Apr-97         2-May-97
       500                         11.750          29-Apr-97         2-May-97
                    200            13.250          30-Apr-97         5-May-97
                    177            13.250          30-Apr-97         5-May-97
                  3,000            13.250          30-Apr-97         5-May-97
                     10            13.375           1-May-97         6-May-97
                    150            13.375           2-May-97         7-May-97
                  3,000            13.375           2-May-97         7-May-97
     2,500                         13.500           2-May-97         7-May-97
     1,000                         13.500           2-May-97         7-May-97
                  2,500            13.500           2-May-97         7-May-97
                  7,500            13.875           2-May-97         7-May-97
                     30            14.375           2-May-97         7-May-97
                    100            14.375           2-May-97         7-May-97
                     20            14.375           2-May-97         7-May-97
                    400            14.375           2-May-97         7-May-97
                    250            14.375           2-May-97         7-May-97
                 15,000            14.000           2-May-97         7-May-97
     1,000                         14.750           5-May-97         8-May-97
     1,000                         14.750           5-May-97         8-May-97
                  5,000            15.250           5-May-97         8-May-97
                    200            16.250           5-May-97         8-May-97
     5,000                         15.000           5-May-97         8-May-97
                  2,000            14.813           5-May-97         8-May-97
                  5,000            15.250           5-May-97         8-May-97
                    300            16.500           6-May-97         9-May-97
                    300            16.500           6-May-97         9-May-97
                    500            16.500           6-May-97         9-May-97
                    150            16.500           6-May-97         9-May-97
                  1,000            16.500           6-May-97         9-May-97
                    500            17.000           6-May-97         9-May-97
                    500            17.750           6-May-97         9-May-97
                    500            18.125           6-May-97         9-May-97
                  1,000            18.125           6-May-97         9-May-97
       500                         19.250           6-May-97         9-May-97
       700                         19.250           6-May-97         9-May-97
       500                         18.750           6-May-97         9-May-97
     1,000                         18.750           6-May-97         9-May-97
       500                         18.750           6-May-97         9-May-97

                                  SCHEDULE IV
                      Applied Analytical Industries, Inc.
                              Cusip No. 037939105

                                                                  Settlement
                                                                  ----------
Purchases      Sales             Price          Trade Date           Date
---------      -----             -----          ----------           ----
     500                         18.000           6-May-97         9-May-97
                  500            18.500           6-May-97         9-May-97
                  200            18.500           6-May-97         9-May-97
                  500            18.575           7-May-97        12-May-97
   1,000                         18.375           7-May-97        12-May-97
   1,000                         18.500           7-May-97        12-May-97
   3,500                         18.750           7-May-97        12-May-97
                1,500            18.500           7-May-97        12-May-97
                1,000            18.625           7-May-97        12-May-97
                2,500            18.875           7-May-97        12-May-97
     200                         18.125           8-May-97        13-May-97
     700                         18.125           8-May-97        13-May-97
   2,500                         18.250           8-May-97        13-May-97
     300                         18.125           9-May-97        14-May-97
      67                         18.125           9-May-97        14-May-97
     500                         18.125          13-May-97        16-May-97
   1,000                         18.125          13-May-97        16-May-97
     250                         17.375          14-May-97        19-May-97
     200                         17.375          15-May-97        20-May-97
   1,500                         17.500          15-May-97        20-May-97
   2,500                         17.500          15-May-97        20-May-97
                4,500            18.000          15-May-97        20-May-97
                3,000            18.000          15-May-97        20-May-97
   1,000                         17.650          21-May-97        27-May-97
   1,000                         17.675          22-May-97        28-May-97
   1,000                         17.525          22-May-97        28-May-97
   1,000                         17.275          22-May-97        28-May-97
                1,200            17.750          22-May-97        28-May-97
                1,000            17.750          22-May-97        28-May-97
                1,200            17.500          23-May-97        29-May-97
                  500            18.125          28-May-97         2-Jun-97
     250                         18.000          28-May-97         2-Jun-97
     500                         17.875          28-May-97         2-Jun-97
   2,000                         17.625          28-May-97         2-Jun-97
     400                         17.750          29-May-97         3-Jun-97
   1,000                         18.250          29-May-97         3-Jun-97
     350                         17.750          29-May-97         3-Jun-97
                2,500            18.000          29-May-97         3-Jun-97
                  300            18.250          30-May-97         4-Jun-97
                  300            18.375           3-Jun-97         6-Jun-97
                  300            18.250           3-Jun-97         6-Jun-97
                  300            18.250           3-Jun-97         6-Jun-97
                  300            18.250           3-Jun-97         6-Jun-97
   5,000                         18.125           3-Jun-97         6-Jun-97
                  300            18.250           4-Jun-97         9-Jun-97
                  100            18.250           4-Jun-97         9-Jun-97
                  300            18.250           4-Jun-97         9-Jun-97
   277,778                       18.000           5-Jun-97         5-Jun-97
                  400            18.250           5-Jun-97        10-Jun-97
                  600            18.250           5-Jun-97        10-Jun-97

                                  SCHEDULE IV
                      Applied Analytical Industries, Inc.
                              Cusip No. 037939105


                                                                 Settlement
                                                                 ----------
Purchases      Sales             Price          Trade Date          Date
---------      -----             -----          ----------          ----

                 400             18.250          5-Jun-97        10-Jun-97
               1,600             18.250          5-Jun-97        10-Jun-97
   3,000                         18.125         18-Jun-97        23-Jun-97
   2,000                         18.375         18-Jun-97        23-Jun-97
                 500             18.250          6-Jun-97        11-Jun-97
                 500             18.250          6-Jun-97        11-Jun-97
                 300             18.250          6-Jun-97        11-Jun-97
                 300             18.250          6-Jun-97        11-Jun-97
   5,000                         18.000          6-Jun-97        11-Jun-97
                 300             18.000          9-Jun-97        12-Jun-97
               2,200             18.000          9-Jun-97        12-Jun-97
                 500             18.000          9-Jun-97        12-Jun-97
                 100             18.000          9-Jun-97        12-Jun-97
               1,000             18.000          9-Jun-97        12-Jun-97
   2,500                         17.875          9-Jun-97        12-Jun-97
   1,000                         17.250         11-Jun-97        16-Jun-97
     270                         16.625         13-Jun-97        18-Jun-97
     200                         16.625         13-Jun-97        18-Jun-97
     500                         16.625         13-Jun-97        18-Jun-97
               8,700             17.625         17-Jun-97        20-Jun-97
               1,000             17.625         17-Jun-97        20-Jun-97
                 400             17.625         17-Jun-97        20-Jun-97
               1,000             17.625         17-Jun-97        20-Jun-97
     196                         17.375         17-Jun-97        20-Jun-97
     100                         17.375         17-Jun-97        20-Jun-97
   5,500                         17.875         18-Jun-97        23-Jun-97
   2,000                         17.375         18-Jun-97        23-Jun-97
               3,000             18.125         18-Jun-97        23-Jun-97
               2,000             18.375         18-Jun-97        23-Jun-97
   3,500                         17.875         20-Jun-97        25-Jun-97